January 12, 2017

Canabo Medical Inc. Announces 2 New Clinic Openings

January 12, 2017 - Vancouver, BC - Canabo Medical Inc. (TSX-V: CMM) (“Canabo” or the “Company”) is pleased to announce it has opened new clinics in the Moncton, New Brunswick area and Kingston, Ontario. Canabo clinics specialize in assisting referred patients with a wide variety of chronic conditions through medical marijauna treatments. Canabo clinics operate under a proprietary assessment, medical evaluation and patient educational protocols. Both clinics are now accepting physician referrals through the Company’s national intake call center.

Dr. Neil Smith, Executive Chairman of Canabo stated, “We are pleased to open our 11th and 12th clinics in Canada. We look forward to more openings in the future.”

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada’s largest referral-only clinics for medical cannabis. After beginning operations in 2014, Canabo now has twelve clinic locations, including Toronto, Barrie, Ottawa, Hamilton, Halifax, St. John’s, Moncton, Kingston and Edmonton, with more clinics planned for opening in 2017.

For further information, please contact:
Dr. Neil Smith, Executive Chairman
Telephone: +1-902-210-8833
Email: neilsmith@canabocorp.com
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements

Canabo

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.’s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo’s actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo’s business, and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forwardlooking statements and are encouraged to consult with a professional investment advisor. Readers are cautioned that the foregoing list is not exhaustive.

Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.